Exhibit 99.1

GOLD STANDARD INFILL AND STEP-OUT DRILLING REPORTS
EXCEPTIONAL RESULTS AND RESOURCE EXPANSION POTENTIAL
AT THE DARK STAR DEPOSIT

Oxidized intercepts include: 213.4m of 2.39 g Au/t; 137.2m of 2.72 g
Au/t; and 132.6m of 1.09 g Au/t in three separate holes

July 17, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported results from 19 reverse-circulation (“RC”) drill holes at the Dark Star deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. The exceptional results confirm that the Dark Star Deposit may be emerging as a major Carlin gold occurrence where a larger-than-expected Ridgeline Fault System has played a significant role in concentrating higher grade gold.

To date, 17,624m of infill, step-out and geotechnical drilling have been completed in 105 RC and core holes at Dark Star (refer to Dark Star plan map at the following link – https://goldstandardv.com/lp/ds-jul17-2018-drill-maps/). With this news release, results have now been reported for 47 of the 105 holes that have been completed. Results from another 19 Dark Star holes are summarized below.

Jonathan Awde, CEO and Director of Gold Standard commented: “Essentially, our infill drilling campaign has morphed into fresh exploration. As is the norm for infill work, we are drilling to find the limits of the deposit and we are frequently not finding the limits, laterally and especially at depth. For the most part, past work at Dark Star focused on the shallow part of the system. We now believe significant expansion is likely at depth. It appears that the known surface deposits could potentially progress into deeper high-grade underground deposits coinciding with robust fault structures such as the Ridgeline system. Follow-up drilling is planned to pursue these exciting concepts in the current program.”

Key Highlights from Dark Star:

  Drill holes DR18-43, -44 and -45 returned thick, high-grade oxide gold intercepts that remain open at depth.

  DR18-43, an RC hole approximately 50m east of DS17-37 (141.8m of 3.32 g Au/t, including 25.9m of 8.63 g Au/t – see January 23, 2018 news release), intersected 213.4m of 2.39 g Au/t, including two higher-grade zones of 41.2m of 5.79 g Au/t and 10.7m of 7.75 g Au/t. These results outperform what was predicted in the resource block model by extending oxide gold mineralization closer to the current topographic surface and below the current resource model by approximately 20m. The intercept is open at depth, where the hole bottomed in 1.89 g Au/t at 243.9m.

  DR18-44, an RC step-out hole approximately 30m east of DS17-35 (237.8m of 2.96 g Au/t, including 93.0m of 5.06 g Au/t - see January 23, 2018 news release), intersected multiple zones of oxide mineralization including: 62.5m of 1.22 g Au/t; and 137.2m of 2.72 g Au/t, including

  15.2m of 7.84 g Au/t and 30.5m of 4.68 g Au/t. These intercepts are higher-grade and thicker than predicted by the resource model. Mineralization extends approximately 30m above the current resource model. The intercept is open at depth, where the hole bottomed in 2.01 g Au/t at 259.1m.

  DR18-45, an RC step-out hole approximately 60m south of DR18-43 and approximately 35m east of DS17-30 (164.6m of 2.26 g Au/t, including 16.8m of 4.12 g Au/t and 36.6m of 3.51 g Au/t – see December 7, 2017 news release), intersected 132.6m of 1.09 g Au/t, including two higher- grade zones of 12.2m of 2.30 g Au/t and 12.2m of 3.56 g Au/t. This intercept confirms the block model, but more importantly, extends mineralization approximately 30m below the resource model. This intercept also remains open at depth where the hole ended in 6.37 g Au/t at 225.6m.

  DR18-37, the northern-most step-out drill hole at Dark Star, intersected two near-surface zones of oxide mineralization including 30.5m of 0.34 g Au/t and 62.5m of 0.35 g Au/t. These intercepts are higher-grade and thicker than predicted by the resource model, and the mineralization remains open to the north for additional drill testing.

  Currently in the northern portion of Dark Star, 12 drill holes end in gold mineralization below the current resource model. Collectively, these results provide an opportunity to expand the resource in the hanging wall and footwall of the Ridgeline fault, and at depth. The expansion of this zone will be a focus of upcoming drilling.

Dark Star drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DR18-27	RC		-90	85.3	0-6.1	6.1	0.25
					42.6-45.7	3.1	0.22
DR18-28	RC		-90	67.1	0-3.1	3.1	0.22
					30.5-51.8	21.3	0.20
DR18-29	RC		-90	67.1	0-21.3	21.3	0.27
					27.4-35.0	7.6	0.17
DR18-30	RC	90	-75	108.2	38.1-45.7	7.6	0.24
					51.8-59.4	7.6	0.21
DR18-31	RC	90	-50	157.0	22.8-39.6	16.8	0.46
DR18-32	RC		-90	85.3	13.7-27.4	13.7	0.36
DR18-33	RC		-90	140.2	62.5-67.1	4.6	0.25
					105.2-112.8	7.6	0.15
DR18-34	RC		-90	167.6	158.5-167.6	9.1	0.17
DR18-35	RC		-90	175.3	100.6-137.2	36.6	0.42
				Including	108.2-112.8	4.6	1.45
DR18-36	RC	90	-45	100.6	70.1-77.7	7.6	0.17
DR18-37	RC	90	-70	170.7	27.4-35.0	7.6	0.25
					38.1-68.6	30.5	0.34
					79.3-141.8	62.5	0.35
DR18-38	RC		-90	144.8	64.0-74.7	10.7	0.42
					79.2-83.8	4.6	0.20
					102.1-117.3	15.2	0.46
DR18-39	RC		-90	167.6	158.5-160.0	1.5	0.27
DR18-40	RC		-90	141.7	7.6-12.2	4.6	0.30
					33.5-41.1	7.6	0.55
					94.5-105.2	10.7	0.14
					126.5-141.7	15.2	0.17

DR18-41	RC	90	-88	256.0	39.6-89.9	50.3	0.72
				Including	61.0-73.2	12.2	1.49
					202.7-256.1	53.4	0.92
				Including	236.3-256.1	19.8	1.70
DR18-42	RC	90	-50	91.4	no assays >0.14 g Au/t
DR18-43	RC		-90	243.9	30.5-243.9	213.4	2.39
				Including	96.0-137.2	41.2	5.79
				Also Including	118.9-126.5	7.6	14.30
				Including	187.5-198.2	10.7	7.75
				Including	234.7-237.8	3.1	7.56
DR18-44	RC		-90	259.1	24.4-42.7	18.3	1.31
				Including	25.9-38.1	12.2	1.81
					50.3-112.8	62.5	1.22
				Including	74.7-86.9	12.2	1.68
				Including	99.1-106.7	7.6	2.22
					121.9-259.1	137.2	2.72
				Including	147.9-163.1	15.2	7.84
				Including	213.4-243.9	30.5	4.68
DR18-45	RC		-90	225.6	38.1-47.2	9.1	0.47
					93.0-225.6	132.6	1.09
					93.0-99.1	6.1	3.36
					117.4-129.6	12.2	2.30
					178.4-186.0	7.6	1.92
					213.4-225.6	12.2	3.56

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

This year’s US$25.8 million program includes an estimated 74,800m of RC and core drilling in 381 holes (see February 26, 2018 news release). Of this amount, Dark Star and Pinion infill drilling is expected to account for approximately 40,800m in 296 holes while exploration should add another 34,000m of drilling in 85 holes.

Steven Koehler, Gold Standard’s Manager of Projects commented: “Infill drilling at Dark Star continues to deliver significant value through the confirmation and expansion of +1 g Au/t, oxidized, vertically-extensive gold mineralization. These deep oxidation plumes are a unique, favorable, repetitive pattern associated with robust gold systems on the Carlin and Cortez Trends. Infill results continue to confirm or exceed our model expectations. To date, drilling has not yet established a bottom to higher-grade gold zones located proximal to the Ridgeline fault where the gold system remains open to the north, west and at depth. This openness represents exciting growth potential and these new opportunities will be a focus of drilling later this summer.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com